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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of July, 2007.

Commission File Number 001-14946

CEMEX Corp.
(Translation of registrant's name into English)
Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008	Australian Media Contact Martin Debelle (61-2) 9252-0622

CEMEX ACQUIRES MORE THAN 90% OF RINKER

CEMEX COMMENCES COMPULSORY ACQUISITION

MONTERREY, MEXICO, July 10, 2007.- CEMEX S.A.B. de C.V. (NYSE: CX) announced today that it has a relevant interest in more than 90% of the shares of Rinker Group Limited (“Rinker”) (ASX: RIN, NYSE ADR: RIN) as a result of acceptances received under its Offer to acquire Rinker shares.

In accordance with its stated intentions, CEMEX will now proceed to compulsorily acquire all Rinker shares which are not acquired under the Offer. Attached is a compulsory acquisition notice which has been lodged with the Australian Securities & Investments Commission. This notice will be sent to the remaining Rinker shareholders together with the attached covering letter and consideration election form.

The Offer will close at 7.00pm (Sydney time) / 5.00am (New York time) on Monday July 16, 2007.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This document includes “forward-looking statements.” These statements contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning. All statements other than statements of historical facts included in this document, including, without limitation, those regarding CEMEX’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to CEMEX’s products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of CEMEX to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CEMEX’s operations and present and future business strategies and the environment in which CEMEX will operate in the future. These forward-looking statements speak only as of the date of this document. Accordingly, there can be no assurance that such statements, estimates or projections will be realized. None of the projections or assumptions in this document should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such projections have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in this press release. CEMEX expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking information contained herein to reflect any change in CEMEX’s results or expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except as required by law. The projections and forecasts included in the forward-looking statements herein were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants, the Commission or any similar body or guidelines regarding projections and forecasts, nor have such projections or forecasts been audited, examined or otherwise reviewed by the independent auditors of the Company. You should not place undue reliance on these forward-looking statements.

ASIC registered agent number	269 - Sydney
lodging party or agent name	Allens Arthur Robinson
office, level, building name or PO Box no	Level 28, Deutsche Bank Place
street number & name	Corner of Hunter and Phillip Streets
suburb/city	Sydney	state/territory	NSW	postcode	2000
telephone	( )

facsimile	( )					ASS.	☐	REQ-A	☐
DX number	suburb/city					CASH.	☐	REQ-P	☐
Ref	RXKS:ALWS					PROC	☐

	Australian Securities & Investments Commission Notice of compulsory acquisition following takeover bid					form 6021 Corporations Act 2001 661B(1)(a)

To	the person whose name and address are set out in the enclosed letter

Securities of Rinker Group Limited (ABN 53 003 433 118) (the "Company")

1.

Under an Off Market Bid, offers were made by CEMEX Australia Pty Limited (ACN 122 401 405) in respect of the acquisition of:

•      ordinary shares in the Company ("Shares"); and

•      American depositary shares issued by JPMorgan Chase Bank, N.A., in its capacity as the depositary of the Company's American Depositary Receipt program, with each American depositary share representing beneficial interests in 5 Shares.

The offers are scheduled to close on Monday 16 July 2007 at 7.00pm (Sydney time) / 5.00am (New York time).

2.	You are, or are entitled to be, registered as the holder of Shares in respect of which an offer was made, but have not accepted the takeover offer.

3.

The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 (“the Act”) that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your Shares and desires to acquire those Shares.

4.

Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5.

You are entitled, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, by notice in writing to the bidder, to elect which of the following forms of consideration will apply to the acquisition of your Shares:

•      OPTION 1:

US$15.85 per Share converted into, and then paid to you in, Australian dollars using the exchange rate determined in accordance with Annexure A

•      OPTION 2:

o       a fixed Australian dollar amount of A$19.50 for your first 2,000 Shares (or for all your Shares if you hold 2,000 Shares or less); and

o       for your remaining Shares (if any), US$15.85 per Share converted into, and then paid to you in, Australian dollars using the exchange rate determined in accordance with Annexure A

•      OPTION 3:

US$15.85 per Share payable to you in US dollars

•      OPTION 4:

o       a fixed Australian dollar amount of A$19.50 for your first 2,000 Shares (or for all your Shares if you hold 2,000 Shares or less); and

o       for your remaining Shares (if any), US$15.85 per Share payable to you in US dollars

If you do not elect which of the alternative forms of consideration will apply to the acquisition of your Shares, the form of consideration that will apply is OPTION 3, unless your registered address is in Australia in which case the form of consideration that will apply is OPTION 1.

6.

Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7.	The bidder is entitled and bound to acquire the Shares on the terms that applied under the takeover bid immediately before the end of the offer period.

8.

Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 7 of this notice.

Signature

print name	Ramiro Villarreal	capacity	Director
sign here		date	10 July 2007

Annexure "A" to Form 6021

This is Annexure "A" of 1 page referred to in the Form 6021 signed by me and dated 10 July 2007.

_________________________

Ramiro Villarreal, Director

Calculation of exchange rate for OPTION 1 and OPTION 21

If you elect to have part or all of your consideration on compulsory acquisition converted into, and then paid in, Australian dollars (ie. if you elect OPTION 1 or OPTION 2, or if OPTION 1 will otherwise apply to you), Bidder will pay any charges associated with such conversion, and the exchange rate at which consideration will be converted into Australian dollars will be the average of the WM/Reuters Intraday Mid Spot Rates during the period commencing on:

•	the last day of the Takeover Offer Period; or

•	if the Form 6021 is given before the last day of the Takeover Offer Period, on the date they are given,[2]

and ending three Business Days prior to the date Bidder makes payment in accordance with the compulsory acquisition provisions of the Corporations Act.

In all cases, fluctuations in exchange rates are at your risk if you elect OPTION 1 or OPTION 2, or if OPTION 1 will otherwise apply to you.

In this Annexure A:

•	"Bidder" means CEMEX Australia Pty Ltd;

•	"Business Day" means a day on which banks are generally open for business in Sydney, Australia (other than a Saturday or a Sunday);

•	"Takeover Offer Period" means the period during which the takeover offer described in the Form 6021 remains open in accordance with its terms; and

•

"WM/Reuters Intraday Mid Spot Rates" means the A$ to US$ mid rates calculated hourly by The WM Company from 6am to 10pm (London time) on each weekday (excluding certain public holidays when no calculations are made) based on information sourced from Reuters Group PLC. Further information about The WM Company can be obtained from its website at www.wmcompany.com. CEMEX publishes an average of the WM/Reuters Intraday Mid Spot Rates for each day on its website at www.cemex.com.

____________________________

1 As disclosed in the First Supplementary Bidder's Statement dated 8 December 2006, pages 4 to 5.

2 According to section 661B(3) of the Corporations Act, if this notice (Form 6021) is sent by post it is taken to be given 3 days after it was posted. This notice will be posted on 11 July 2007.

10 July 2007

IF YOU HAVE ALREADY ACCEPTED THE CEMEX OFFER FOR YOUR SHARES,

PLEASE IGNORE THIS LETTER AND THE ACCOMPANYING DOCUMENTS

Dear Rinker Shareholder

CEMEX Australia Pty Ltd - takeover bid for Rinker Group Limited

Notice of compulsory acquisition

As you are aware, CEMEX Australia Pty Limited (CEMEX), a wholly-owned subsidiary of CEMEX S.A.B. de C.V., has offered to acquire all of your shares in Rinker Group Limited (Rinker) under a takeover bid (the Offer).

On 10 July 2007, CEMEX announced that it had acquired a relevant interest in more than 90% of the Rinker shares, as a result of acceptances received under the Offer, and that it would proceed to compulsorily acquire all remaining Rinker shares.

Enclosed is an ASIC Form 6021 which is a formal notice of compulsory acquisition. Please read this form carefully.

Please note that the Offer will close at 7.00pm (Sydney time) / 5.00am (New York time) on Monday 16 July 2007.

Under compulsory acquisition, you can elect the form in which you are paid the consideration for your shares. You have 4 payment options to choose from – these options are the same as those available in connection with the Offer. In order to make your election please complete the enclosed Consideration Election Form and send it to Computershare Investor Services Pty Limited (Computershare) using the enclosed reply paid envelope. If you wish to make an election your Consideration Election Form must be received by Computershare by 16 August 2007 (or by such later time as permitted by the Corporations Act). If you do not make an election, or do not make a valid election, then payment will be made as if you chose:

•

Option 1 (US$15.85 per share, converted into Australian dollars using the exchange rate mechanism set out in the compulsory acquisition notice) if your address in the Rinker register of shareholders is in Australia; or

•	Option 3 (US$15.85 per share) if your address in the Rinker of register of shareholders is outside of Australia.

At completion of the compulsory acquisition process (usually 4 to 6 weeks although this may be longer in certain circumstances), CEMEX will provide to Rinker the cash consideration for the Rinker shares that are compulsorily acquired. Rinker will hold that cash consideration in trust for holders of the Rinker shares that are compulsorily acquired. Rinker will contact you separately in relation to the procedure for claiming payment.

Yours faithfully

CEMEX Australia Pty Limited

Hector Medina

Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 11, 2007	By:	/s/	Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller